Perficient, Inc.
520 Maryville Centre Drive, Suite 400
St. Louis, Missouri  63141

November 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 4561
Washington, DC 20549
Attention:  Patrick Gilmore, Accounting Branch Chief

Re:            Perficient, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 001-15169

Dear Mr. Gilmore:

            We are in receipt of your comment letter dated November 6, 2013, regarding the Annual Report on Form 10-K for the year ended December 31, 2012, for Perficient, Inc. (the "Company"), filed with the Securities and Exchange Commission (the "Commission" or "SEC") on March 7, 2013.  We have set forth below in bold the Staff's comment in the comment letter followed by our response.

Risk Factors

The loss of one or more of our significant software vendors…, page 10

1.	You disclose here that the loss of your relationship with one or more of your significant software vendors could adversely affect the company and your results of operations. Please tell us what consideration you gave to identifying your most significant software vendors in this risk factor, and to quantifying here or elsewhere in the filing the extent of your reliance on these vendors. In this regard, we note disclosure elsewhere in the document discussing your relationships with IBM, Microsoft and Oracle. We refer also to the slide entitled "Platform Data" in the investor presentation for Q2 2013 available on your website, which indicates that for the quarters ended June 30, 2012, and June 30, 2013, respectively, approximately 72% and 80% of your revenues were attributable to platforms by IBM, Microsoft and Oracle in the aggregate, with 39% and 45% attributable to Microsoft alone.

Response:  As noted by the Staff, it is the Company's view that a loss of our relationship with one or more of our significant software vendors could have a material and adverse effect on the Company and our results of operations. The Company's significant software vendors include IBM, Microsoft, and Oracle, among others which are considered significant based on the aggregate impact the relationships have on our business.  Our relationship with these companies enables us to reduce our cost of acquiring customers and sales cycle times and increase win rates by leveraging our vendors' marketing efforts and endorsements.  In addition to sales and marketing agreements, we also serve as a sales channel for our vendor, helping them market and sell their software products.  Due to these reasons and the intangible nature of the mutual relationship, we cannot precisely quantify the impact these relationships have on our business.

The Company tracks revenues earned from services performed using each type of software platform.  Within the quarterly investor presentation available on our website, we include "Platform Data", which lists services revenues earned attributable to various software platforms.  This refers to the software platform on which we are providing our domain expertise services to earn revenue from our clients.  This data provides information to investors about our competitive strengths and the technological platforms on which our services are performed.  The platforms in which we have significant domain expertise and on which our solutions are built include IBM, Oracle and Microsoft, among others.

Platform revenue is not a precise quantification of the impact the vendor relationship has on the Company's business as the vendor relationship does not preclude us from building solutions on the software platforms.  Our revenues are earned and received from the end users who create the ultimate source of demand for our services.  As such, the Company does not propose additional quantitative disclosures but will consider further clarifying the disclosure to articulate the quantitative considerations of the Company.  We would propose the following language to be disclosed within our Form 10-K for the year ended December 31, 2013:

The loss of one or more of our significant software vendors could have a material and adverse effect on our business and results of operations.

Our business relationships with software vendors enable us to reduce our cost of acquiring customers and increase win rates through leveraging our vendors' marketing efforts and strong vendor endorsements.  The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues, and adversely affect our results of operations.  The financial impact of the loss of one or more software vendors is not reasonably estimable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

2.	We note management's references to your bookings growth in your earnings calls for the fourth quarter of fiscal 2012 and the first and second quarter of fiscal 2013. In the second quarter 2013 earnings call, management indicates that your success in booking larger deals is a key metric used in evaluating your business. Please tell us in your response letter how you calculate bookings, and tell us what consideration you gave to discussing metrics related to your bookings in your Management's Discussion and Analysis. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:  Bookings are calculated as the total contractual client agreements which have been signed (or sold) within the relevant reporting period, adjusted to eliminate any current period acquisitions so as to reflect organic growth in bookings.

The Company believes that its disclosure of bookings in the context of a number of other operational factors during the Company's earnings calls is informative to investors and, when coupled with appropriate narrative and context, provides additional transparency and understandability of the Company's business.

The Company describes bookings during earnings calls as it provides a better understanding of the Company's pace of new orders and is a measure which management uses to evaluate the current and future services revenues.  However, bookings are not observed to be an industry standard.  Common trends or other forward looking statements are at times disclosed, but no common disclosure regarding bookings, bookings growth, backlog, or other equivalents are consistently disclosed by our peer competitors.

The Company does not believe that its disclosure would fall within Item 303(a) of Regulation S-K as "known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations".  The Company considered whether additional disclosure is required to be included in the Management's Discussion and Analysis and concluded that additional disclosure is not required.

The Company will monitor the significance of bookings and the consideration of this metric as it relates to the understandability and transparency of the Company's financial condition and results of operations going forward.

Liquidity and Capital Resources

Contractual Obligations, page 22

3.	We note that you have long-term debt on your balance sheet of $2.8 million and $20.3 million as of December 31, 2012 and June 30, 2013, respectively. However, we note that you have not included such amount in your contractual obligations table in your Form 10-K. In addition, your disclosures on page 21 of your Form 10-Q indicate that there were "no material changes… to other contractual obligations in the first six months of 2013," though the long-term debt outstanding as of June 30, 2013 appears to represent a significant cash obligation. Please tell us what consideration was given to including the outstanding long-term debt in your contractual obligations table as required by Item 303(a)(5) of Regulation S-K. As part of your response, please tell us what consideration was given to providing clear disclosure of the amounts outstanding under your credit agreement in the footnote disclosure on page 40.

Response:  The Company discloses the total amount outstanding under the Company's line of credit within the Consolidated Balance Sheets of Form 10-K and the Condensed Consolidated Balance Sheets of Form 10-Q.  Within the accompanying notes to the consolidated financial statements, the Company discloses the terms of the Credit Facility including the maturity of current outstanding debt.  We believe the disclosures within Company's Forms 10-Q and 10-K appropriately disclosed the total amount outstanding, when these amounts were due, and if material changes occurred during the relevant period.  Upon further review of Item 303(a)(5) of Regulation S-K, we will add additional disclosures to the Company's Forms 10-Q and 10-K.

Within the Company's Form 10-Q disclosure under Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company will disclose material changes within all contractual obligations including leases and the company's line of credit.  This disclosure is reflected in our most recent Form 10-Q filed on November 7, 2013 and consisted of the following:

 Contractual Obligations

There were no material changes outside the ordinary course of our business in lease obligations in the first nine months of 2013.

As of September 30, 2013, there was $16.0 million outstanding under the Credit Agreement as compared to $2.8 million as of December 31, 2012. The amounts are classified as "Long-term debt" within the Condensed Consolidated Balance Sheets and will become due and payable no later than the final maturity date of July 31, 2017.

Within the Company's Form 10-K Disclosure under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company will disclose material changes within all contractual obligations including leases and the company's line of credit.  The Company will also include the outstanding balance within the contractual obligations table consistent with Item 303(a)(5) of Regulation S-K.  These disclosures will be reflected within the Company's Form 10-K for the year ended December 31, 2013.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing should address your comments.   If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned.  Thank you.

Very truly yours,

PERFICIENT, INC.

By: _/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

cc: Michele C. Kloeppel, Esq.